Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended July 30, 2010	Twelve Months Ended
		October 30, 2009	October 31, 2008	October 26, 2007	October 27, 2006	October 28, 2005
	(in thousands)
Income from continuing operations before income taxes	$139,293	$120,924	$140,455	$110,480	$70,386	$64,136
Fixed charges (1)
Interest expense	30,710	28,689	29,922	35,299	21,288	18,157
Amortization of debt issuance cost	—	—	—	—	172	56
Interest included in rental expense	4,833	5,310	5,211	4,134	3,089	2,734

Total	35,543	33,999	35,133	39,433	24,549	20,947

Earnings (2)	$174,836	$154,923	$175,588	$149,913	$94,935	$85,083

Ratio of earnings available to cover fixed charges	4.9x	4.6x	5.0x	3.8x	3.9x	4.1x

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.
(2)	Earnings consist of income from continuing operations before income taxes plus fixed charges.